UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COMPASS Pathways plc

(Name of Issuer)

Ordinary Shares**

(Title of Class of Securities)

20451W101**

(CUSIP Number)

Ryan Barrett

ATAI Life Sciences AG

Krausenstraße 9-10,

10117 Berlin, Germany

+49 (0) 89 2153 9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 20451W101 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “CMPS.” Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes

CUSIP No. 20451W101	13D	Page 2 of 9 pages

1	Names of Reporting Persons ATAI Life Sciences BV
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,075,663
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,075,663

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,075,663
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.7%
14	Type of Reporting Person CO

CUSIP No. 20451W101	13D	Page 3 of 9 pages

1	Names of Reporting Persons ATAI Life Sciences AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,075,663
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,075,663

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,075,663
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.7%
14	Type of Reporting Person CO

CUSIP No. 20451W101	13D	Page 4 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value £0.008 per ordinary share (the “Ordinary Shares”), of COMPASS Pathways plc, a public limited company under the laws of England and Wales (the “Issuer”) whose principal executive offices are located at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

ATAI Life Sciences B.V. (“ATAI BV”); and ATAI Life Sciences AG(“ATAI AG”).

ATAI AG is organized under the laws of Germany, and ATAI BV is organized under the laws of the Netherlands. The Reporting Persons are principally engaged in the business of acquiring and developing innovative mental health treatments. The address of the Reporting Persons isKrausenstraße 9-10, 10117 Berlin, Germany.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting PersonsorRelated Person (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), ATAI AG acquired Ordinary Shares and preferred shares of the Issuer in a series of financing transactions for aggregate consideration of approximately £34.4 million. Upon completion of the IPO and the corporate reorganization transaction contemplated thereby, ATAI AG held 7,935,663 Ordinary Shares.

On May 4, 2021, ATAI AG purchased 140,000 Ordinary Shares in a underwritten public offering at a price of $36.00 per share. ATAI AG used funds from its working capital for the acquisitions described in this Item 3.

CUSIP No. 20451W101	13D	Page 5 of 9 pages

Item 4.	Purpose of Transaction.

Registration Rights

In connection with the Issuer’s Series B preferred financing, the Issuer granted ATAI AG certain registration rights to the shareholders’ agreement, dated April 17, 2020 and amended and restated on August 7, 2020 (the “Shareholders’ Agreement”). Specifically the Issuer has granted ATAI demand, short-form and piggyback registration rights, which will terminateon the earliest of (i) a deemed liquidation event, as defined in the Issuer’s Articles of Association, and (ii) the fifth anniversary of the completion of the IPO.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Lock-Up Agreement

In connection with the IPO, ATAI AG entered into a letter agreement, dated September 10, 2020 (the “Lock-Up Agreement”), with the several underwriters for the IPO (the “Underwriters”). Pursuant to the Lock-Up Agreement, ATAI AG agreed, without the prior written consent of the Underwriters and subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or such other securities for a period of 180 days after the date of the final prospectus used in the IPO (the “Lock-Up Period”). The Lock-Up Agreement automatically terminatedon March 17, 2021.

Voting Agreements

On December 3, 2020 and December 29, 2020, ATAI AG entered into two Voting Agreements (the “Voting Agreements”) with respect to approximately 1,500,000 Ordinary Shares held by the counterparties (the “Voting Agreement Shares”). Pursuant to the Voting Agreements, the counterparties granted ATAI AG all rights, privileges and discretions in relation to the Voting Agreement Shares, respectively, including, but not limited to the right to vote such shares at any meeting of the Issuer’s shareholders. In addition, each of the counterparties appointed ATAI AG as its attorney-in-fact with respect to the Voting Agreement Shares, and agreed not to transfer, assign or otherwise dispose of such shares except as permitted by the Voting Agreements.In April 2021, ATAI AG and the counterparties mutually agreed to terminate the Voting Agreements.

CUSIP No. 20451W101	13D	Page 6 of 9 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intendto review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganizationor other transaction that could result in the de-listing or de-registration of the American Depositary Shares representing Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Persons will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date of this Schedule 13D, ATAI AGowns8,075,663 Ordinary Shares, representing approximately 19.7% of the Ordinary Shares outstanding as of May 4, 2021 as reported by the Issuer in its prospectus dated April 29, 2021 filed in connection with the underwritten offering described in Item 3 above. ATAI AG is a wholly owned subsidiary of ATAI BV, and as a result, ATAI BV may be deemed to share beneficial ownership of the Ordinary Shares held by ATAI AG.

(c)	Except as described in Items 3 and 4, during the past 60 daysneither the Reporting Personsnor any Related Personhaseffected any transactions in the Ordinary Shares.

(d)	None.

(e)	Not applicable.

CUSIP No. 20451W101	13D	Page 7 of 9 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Shareholders’ Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, neither the Reporting Persons nor any Related Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Investment and Shareholders’ Agreement by and between COMPASS Rx Limited and the shareholders named therein, dated April 17, 2020 and amended and restated on August 7, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-248484)).

CUSIP No. 20451W101	13D	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2021

ATAI LIFE SCIENCES AG
By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

ATAI LIFE SCIENCES B.V.

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

CUSIP No. 20451W101	13D	Page 9 of 9 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directorsof the Reporting Personsare set forth below.

ATAI Life Sciences AG

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Florian Brand	Co-Founder, Chief Executive Officer and Director	Krausenstraße 9-10, 10117 Berlin, Germany	Germany

Greg Weaver	Chief Financial Officer	Krausenstraße 9-10, 10117 Berlin, Germany	United States

Thomas Hanke	Chairman	Krausenstraße 9-10, 10117 Berlin, Germany	Germany

Sonia Weiss Pick	Co-Chairman	Krausenstraße 9-10, 10117 Berlin, Germany	Mexico

Zita von Klot-Wesemann	Director	Krausenstraße 9-10, 10117 Berlin, Germany	Germany

ATAI Life Sciences B.V.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Florian Brand	Co-Founder, Chief Executive Officer and Director	Krausenstraße 9-10, 10117 Berlin, Germany	Germany